Exhibit 99.4

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026

TABLE OF CONTENTS

Page

Condensed Consolidated interim Statements of Financial Position	1

Condensed Consolidated interim Statements of Profit or Loss and Other Comprehensive Income	2

Condensed Consolidated interim Statements of Changes in Equity	3-5

Condensed Consolidated interim Statements of Cash Flows	6-7

Notes to the Interim Consolidated Financial Statements	8-14

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KAMADA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,		As of December 31,
	2026	2025	2025
	Unaudited
Assets	U.S. Dollars in thousands
Current Assets
Cash and cash equivalents	$75,317	$71,997	$75,469
Trade receivables, net	27,300	31,379	27,007
Other accounts receivables	4,924	3,945	5,656
Inventories	92,705	85,413	84,943
Total Current Assets	200,246	192,734	193,075

Non-Current Assets
Property, plant and equipment, net	43,814	38,100	41,367
Right-of-use assets	8,873	9,189	8,900
Intangible assets and other long-term assets	92,282	99,186	97,511
Goodwill	30,313	30,313	30,313
Contract assets	7,188	7,688	7,544
Total Non-Current Assets	182,470	184,476	185,635
Total Assets	$382,716	$377,210	$378,710
Liabilities
Current Liabilities
Current maturities of lease liabilities	2,330	1,912	2,121
Current maturities of other long-term liabilities	5,745	10,585	9,923
Trade payables	26,475	24,875	23,242
Other accounts payables	13,404	9,443	12,108
Deferred revenues	105	1,022	-
Total Current Liabilities	48,059	47,837	47,394

Non-Current Liabilities
Lease liabilities	9,389	9,558	9,440
Contingent consideration	21,891	19,730	20,372
Other long-term liabilities	28,733	32,539	30,113
Deferred Tax	5,465	1,723	1,651
Employee benefit liabilities, net	811	591	670
Total Non-Current Liabilities	66,289	64,141	62,246

Shareholder’s Equity
Ordinary shares	15,093	15,077	15,078
Additional paid in capital net	268,626	268,222	268,283
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(64)	346	177
Capital reserve from share-based payments	7,805	5,339	5,711
Capital reserve from employee benefits	320	374	385
Accumulated deficit	(19,922)	(20,636)	(17,074)
Total Shareholder’s Equity	268,368	265,232	269,070
Total Liabilities and Shareholder’s Equity	$382,716	$377,210	$378,710

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2026	2025	2026	2025	2025
	Unaudited		Unaudited
	U.S. Dollars in thousands
Revenues from proprietary products	$128,111	$117,976	$44,185	$39,523	$156,206
Revenues from distribution	24,084	17,806	7,849	7,487	24,254

Total revenues	152,195	135,782	52,034	47,010	180,460

Cost of revenues from proprietary products	66,924	61,464	22,118	20,884	83,928
Cost of revenues from distribution	20,353	14,878	6,581	6,364	20,125

Total cost of revenues	87,277	76,342	28,699	27,248	104,053

Gross profit	64,918	59,440	23,335	19,762	76,407

Research and development expenses	6,700	10,101	2,319	2,636	12,995
Selling and marketing expenses	14,475	13,573	4,784	4,505	18,455
General and administrative expenses	16,891	13,084	5,843	4,819	18,724
Other expenses (income)	18	-	18	(14)	-
Operating income	26,834	22,682	10,371	7,816	26,233

Financial income	1,188	1,479	329	492	1,921
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(572)	(766)	121	(43)	(1,171)
Revaluation of long-term liabilities	(1,366)	(4,057)	(876)	(1,677)	(2,652)
Financial expenses	(797)	(605)	(238)	(221)	(864)
Income before tax on income	25,287	18,733	9,707	6,367	23,467
Taxes on income	(3,903)	(2,097)	(1,717)	(1,071)	(3,269)

Net income	$21,384	$16,636	$7,990	$5,296	$20,198

Other comprehensive income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) on cash flow hedges	600	770	(184)	207	1,069
Net amounts transferred to the statement of profit or loss for cash flow hedges	(841)	(475)	(40)	(317)	(943)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	(65)	10	(74)	-	21
Total comprehensive income	$21,078	$16,941	$7,692	$5,186	$20,345

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.37	$0.29	$0.14	$0.09	$0.35
Diluted net earnings per share	$0.37	$0.29	$0.14	$0.09	$0.35

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital		Capital
			reserve		reserve	Capital
			due to	Capital	from	reserve
		Additional	translation to	reserve	Share	from
	Share	paid in	presentation	from	based	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in thousands
Balance as of January 1, 2026	$15,078	$268,283	$(3,490)	$177	$5,711	$385	$(17,074)	$269,070
Net income	-	-	-	-	-	-	21,384	21,384
Other comprehensive income (loss), net of tax	-	-	-	(241)	-	(65)	-	(306)
Total comprehensive income (loss)	-	-	-	(241)	-	(65)	21,384	21,078
Exercise and forfeiture of share-based payment into shares	15	343	-	-	(343)	-	-	15
Cost of share-based payment	-	-	-	-	2,437	-	-	2,437
Dividend declared	-	-	-	-	-	-	(24,232)	(24,232)
Balance as of September 30, 2026	$15,093	$268,626	$(3,490)	$(64)	$7,805	$320	$(19,922)	$268,368

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in thousands
Balance as of January 1, 2025 (audited)	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	16,636	16,636
Other comprehensive income (loss)	-	-	-	295	-	10	-	305
Total comprehensive income (loss)	-	-	-	295	-	10	16,636	16,941
Exercise and forfeiture of share-based payment into shares	49	1,289	-	-	(1,364)	-	-	(26)
Cost of share-based payment	-	-	-	-	387	-	-	387
Dividend declared	-	-	-	-	-	-	(11,534)	(11,534)
Balance as of September 30, 2025	$15,077	$268,222	$(3,490)	$346	$5,339	$374	$(20,636)	$265,232

The accompanying Notes are an integral part of the Consolidated Interim Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in thousands
Balance as of July 1, 2026	$15,081	$268,404	$(3,490)	$160	$7,110	$394	$(18,101)	$269,558
Net income	-	-	-	-	-	-	7,990	7,990
Other comprehensive income (loss)	-	-	-	(224)	-	(74)	-	(298)
Total comprehensive income (loss)	-	-		(224)	-	(74)	7,990	7,692
Exercise and forfeiture of share-based payment into shares	12	222	-	-	(222)	-	-	12
Cost of share-based payment	-	-	-	-	917	-	-	917
Dividend declared	-	-	-	-	-	-	(9,811)	(9,811)
Balance as of September 30, 2026	$15,093	$268,626	$(3,490)	$(64)	$7,805	$320	$(19,922)	$268,368

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in thousands
Balance as of July 1, 2025	$15,077	$268,243	$(3,490)	$456	$5,226	$374	$(25,932)	$259,954
Net income	-	-	-	-	-	-	5,296	5,296
Other comprehensive income (loss)	-	-	-	(110)	-	-	-	(110)
Total comprehensive income (loss)	-	-	-	(110)	-	-	5,296	5,186
Exercise and forfeiture of share-based payment into shares	-	(21)	-	-	(4)	-	-	(25)
Cost of share-based payment	-	-	-	-	117	-	-	117
Balance as of September 30, 2025	$15,077	$268,222	$(3,490)	$346	$5,339	$374	$(20,636)	$265,232

KAMADA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	U.S. Dollars in thousands
Balance as of January 1, 2025 (audited)	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	20,198	20,198
Other comprehensive income (loss), net of tax)	-	-	-	126	-	21	-	147
Total comprehensive income (loss)	-	-	-	126	-	21	20,198	20,345
Exercise and forfeiture of share-based payment into shares	50	1,450	-	-	(1,450)	-	-	50
Cost of share-based payment	-	-	-	-	845	-	-	845
Dividend declared ($0.20 per share)	-	-	-	-	-	-	(11,534)	(11,534)
Income tax impact associated with issuance of shares	-	(100)	-	-	-	-	-	(100)
Balance as of December 31, 2025	$15,078	$268,283	$(3,490)	$177	$5,711	$385	$(17,074)	$269,070

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period ended		Three months period ended		Year ended
	September, 30		September, 30		December 31,
	2026	2025	2026	2025	2025
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$21,384	$16,636	$7,990	$5,296	$20,198

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	11,668	11,117	3,926	3,760	14,918
Financial expenses, net	1,547	3,949	664	1,449	2,766
Cost of share-based payment	2,437	387	917	117	845
Taxes on income	3,903	2,097	1,717	1,071	3,269

Loss (gain) from sale of property and equipment	18	(8)	18	-	(8)
Change in employee benefit liabilities, net	65	91	(100)	17	183
	19,638	17,633	7,142	6,414	21,973
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(541)	(9,705)	9,407	(1,035)	(5,407)
Decrease (increase) in other accounts receivables	249	1,666	946	588	(535)
Increase in inventories	(7,763)	(6,593)	(5,831)	(3,333)	(6,124)
Decrease in contract asset	356	331	119	119	475
Increase (decrease) in trade payables	3,017	(3,497)	(895)	634	(6,870)
Increase (decrease) in other accounts payables	879	(253)	966	630	950
Increase (decrease) in deferred revenues	105	851	(56)	845	(171)
	(3,698)	(17,200)	4,656	(1,552)	(17,682)
Cash received (paid) during the period for:

Interest paid	(750)	(605)	(191)	(221)	(864)
Interest received	1,188	1,479	329	492	1,921
Taxes paid	(121)	(19)	(62)	(13)	(56)
	317	855	76	258	1,001

Net cash provided by operating activities	$37,641	$17,924	$19,864	$10,416	$25,490

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Nine months period ended		Three months period ended		Year ended
	September, 30		September, 30		December 31,
	2026	2025	2026	2025	2025
	Unaudited
	U.S Dollars In thousands

Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(6,638)	$(7,071)	$(3,558)	$(3,589)	$(9,846)
Investment in short term investments, net	-	-	40,660	-	-
Proceeds from sale of property and equipment	12	8	12	-	8
Net cash provided by (used in) investing activities	(6,626)	(7,063)	37,114	(3,589)	(9,838)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	6	49	3	-	50
Repayment of lease liabilities	(1,331)	(833)	(474)	(415)	(972)
Repayment of other long-term liabilities	(5,404)	(4,848)	(827)	(339)	(5,889)
Dividends Paid	(24,232)	(11,534)	(9,811)	-	(11,534)
Net cash used in financing activities	(30,961)	(17,166)	(11,109)	(754)	(18,345)

Exchange differences on balances of cash and cash equivalent	(206)	(133)	(25)	(61)	(273)

Increase (decrease) in cash and cash equivalents	(152)	(6,438)	45,844	6,012	(2,966)

Cash and cash equivalents at the beginning of the period	75,469	78,435	29,473	65,985	78,435

Cash and cash equivalents at the end of the period	$75,317	$71,997	$75,317	$71,997	$75,469

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$1,275	$870	$590	$360	$1,221
Purchase of property and equipment and Intangible assets	$722	$555	$722	$555	$2,523

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1:- General

Kamada Ltd (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB® and two equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel and the MENA region through in-licensing partnerships including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

In November 2021, the Company acquired, pursuant to an Asset Purchase Agreement, CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B from Saol Therapeutics Ltd. (the “Saol APA”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributors.

In accordance with an agreement with Takeda Pharmaceuticals Company Limited (“Takeda”), starting from the first quarter of 2022, Takeda pays the Company royalties on sales of GLASSIA manufactured by Takeda in the United States and, commencing in 2024, in Canada, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each year from 2022 to 2040. The Company will also be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999.

The Company’s activity is divided into two operating segments:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics and normal source plasma.

Distribution	Distribute imported drug products in Israel and MENA region, which are manufactured by third parties.

The Company has four wholly-owned subsidiaries – Kamada Inc., Kamada Plasma LLC (wholly owned by Kamada Inc.), KI Biopharma LLC and Kamada Ireland Limited. In addition, the Company owns 74% of Kamada Assets Ltd. (“Kamada Assets”).

KAMADA LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the condensed consolidated interim financial statements:

The condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”. The condensed consolidated interim financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year.

b.	Forthcoming requirements:

Presentation and Disclosure in Financial Statements – IFRS 18

IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 1 Presentation of Financial Statements. IFRS 18 is effective for reporting periods beginning on or after 1 January 2027, with earlier application permitted. The Company has elected not to adopt early the new standard in these financial statements and continues to assess the expected effects of its application on the Company’s financial statements.

The Company will apply for IFRS 18 retrospectively, in accordance with IAS 8.

IFRS 18 requires a more structured statement of profit or loss, including classification of income and expenses into five categories and presentation of two newly defined subtotals.

In addition, IFRS 18 introduces disclosures about management-defined performance measures ('MPMs'), enhanced principles for aggregation and disaggregation of information, as well as further detailed disclosures related to operating expenses by nature.

Based on the Company’s assessment to date, the initial application of IFRS 18 is expected to result in changes to the Company’s statement of profit or loss, statement of cash flows and, where relevant, related notes. However, neither net income nor net assets will change as a result of the Company’s adoption of IFRS 18.

Statement of profit or loss

Under IFRS 18, the Company is required to classify all income and expenses into five categories in the statement of profit or loss - namely operating, investing, financing, income tax and discontinued operations. Classification of income and expenses depends on the main business activities of an entity.

The Company has determined that it does not have a specified main business activity of investing in assets and/or providing financing to customers.

IFRS 18 defines operating income or loss and requires presentation of two newly defined subtotals, which are ‘operating income or loss’ and ‘profit or loss before financing’ and ‘income taxes’. Although the adoption of IFRS 18 is not expected to affect the Company’s net income, the Company expects that the operating income or loss subtotal will differ from the operating income subtotal previously presented by the Company.

In addition, IFRS 18 requires classification and presentation of operating expenses in line items by nature, function or using a mixed presentation. Based on its assessment to date, the Company preliminarily expects that a mixed presentation will provide the most useful, structured summary of its operating expenses.

KAMADA LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 2:- Significant Accounting Policies

b.	Forthcoming requirements (cont.):

The significant changes that IFRS 18 will introduce to the Company’s statement of profit or loss will be as follows:

1)	Foreign exchange differences: Under IAS 1 the Company presents all foreign exchange differences in ‘net finance costs’. Under IFRS 18, foreign exchange differences are classified in the same category as income and expenses from the items that gave rise to the differences.

Therefore, the Company will classify exchange differences in the operating, investing and financing categories.

2)	Economic hedges: Under IAS 1, the Company presents changes in the fair value of derivatives for which hedge accounting is not applied but are used to manage the Company’s exposure to foreign currency risk associated with operating expenses (such as payments to employees and suppliers) under ‘net finance costs’. Under IFRS 18, gains and losses on such derivatives will be classified in the same category as the income and expenses affected by the risks that the derivatives are used to manage, i.e. under the operating category.

3)	Income from short-term deposits: Under IAS 1, the Company presents interest and other income arising on deposits and cash and cash equivalents in ‘finance income’. Under IFRS 18, the Company will classify this income into the investing category.

4)	Measurement of liabilities arising from a business combination: Changes in the fair value of contingent consideration arising from a business combination, previously reported under finance income (expenses), will be reclassified under IFRS 18 to the operating category. Remeasurement of assumed financial liabilities arising from reassessment of expected cash flows, previously recognized under finance income (expenses), will also be reclassified to the operating category.

Management-defined performance measures (MPMs)

MPMs are subtotals of income and expenses used in public communications outside the financial statements that communicate to users’ management’s view of an aspect of the financial performance of the entity as a whole.

The MPMs for which the Company will provide disclosures in its financial statements following the adoption of the new standard will be determined based on the MPMs published by the Company in its reports, investor presentations and any other information communicated publicly at that time.

Based on its assessment to date, the Company expects adjusted EBITDA to meet the definition of an MPM.

Consequential amendments

Upon adoption of IFRS 18 and the consequential amendments to IAS 7, the Company will be required to use the newly defined operating income or loss subtotal as the starting point for the statement of cash flows under the indirect method.

The consequential amendments to IAS 7 also introduce specific requirements for the classification of cash flows arising from interest and dividends. The Company expects to classify interest paid as cash outflows from financing activities and interest received as cash inflows from investing activities, rather than within operating activities, as currently presented. Dividends paid will continue to be classified as cash outflows from financing activities.

Note 3:- Significant events in the reporting period

On March 11, 2026 the company announced that its Board of Directors has declared a cash dividend of $0.25 per share on the Company’s common stock (totaling $14,421 thousand). The cash dividend was paid on April 7, 2026 to shareholders of record at the close of business on March 23, 2026.

On August 17, 2026, the company announced that its Board of Directors has declared a cash dividend of $0.17 per share on the Company’s common stock (totaling $9,811 thousand). The cash dividend was paid on September 17, 2026, to shareholders of record at the close of business on August 27, 2026.

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Manufacturing, sales and distribution of plasma-derived protein therapeutics and normal source plasma.

Distribution	-	Distribute imported drug products in Israel and MENA region, which are manufactured by third parties.

KAMADA LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Nine months period ended September 30, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$128,111	$24,084	$152,195
Gross profit	$61,187	$3,731	$64,918
Unallocated corporate expenses			(38,084)
Finance expenses, net			(1,547)
Income before taxes on income			$25,287

	Nine months period ended September 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$117,976	$17,806	$135,782
Gross profit	$56,512	$2,928	$59,440
Unallocated corporate expenses			(36,758)
Finance expenses, net			(3,949)
Income before taxes on income			$18,733

	Three months period ended September 30, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$44,185	$7,849	$52,034
Gross profit	$22,067	$1,268	$23,335
Unallocated corporate expenses			(12,964)
Finance expenses, net			(664)
Income before taxes on income			$9,707

	Three months period ended September 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$39,523	$7,487	$47,010
Gross profit	$18,639	$1,123	$19,762
Unallocated corporate expenses			(11,946)
Finance expenses, net			(1,449)
Income before taxes on income			$6,367

KAMADA LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Year Ended December 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands

Revenues	$156,206	$24,254	$180,460
Gross profit	$72,278	$4,129	$76,407
Unallocated corporate expenses			(50,174)
Finance expenses, net			(2,766)
Income before taxes on income			$23,467

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$85,543	$-	$85,543
Israel	4,238	24,084	28,322
Latin America	18,407	-	18,407
Europe	9,335	-	9,335
Canada	8,113	-	8,113
Asia	1,059	-	1,059
Others	1,416	-	1,416
	$128,111	$24,084	$152,195

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$79,230	$-	$79,230
Israel	4,746	17,806	22,552
Latin America	16,324	-	16,324
Canada	7,982	-	7,982
Europe	6,310	-	6,310
Asia	3,362	-	3,362
Others	22	-	22
	$117,976	$17,806	$135,782

KAMADA LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

	Three months period ended September 30, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$28,152	$-	$28,152
Latin America	8,997	-	8,997
Israel	*(332)	7,849	7,517
Europe	4,424	-	4,424
Canada	2,580	-	2,580
Asia	120	-	120
Others	244	-	244
	$44,185	$7,849	$52,034

*	The Company recorded a non-cash revenue reversal of $935 thousand in the third quarter of 2026, which was associated with sales recorded in the second quarter of 2026, related to revision of estimated product returns.

	Three months period ended September 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$23,736	$-	$23,736
Israel	1,710	7,487	9,197
Latin America	6,443	-	6,443
Europe	3,858	-	3,858
Canada	2,386	-	2,386
Asia	1,390	-	1,390
Others	-	-	-
	$39,523	$7,487	$47,010

	Year ended December 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A	$99,644	$-	$99,644
Israel	5,309	24,254	29,563
Latin America	24,223	-	24,223
Canada	10,805	-	10,805
Europe	9,449	-	9,449
Asia	6,720	-	6,720
Others	56	-	56
	$156,206	$24,254	$180,460

KAMADA LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2		Level 3
	U.S Dollars in thousands
September 30, 2026
Derivatives instruments	$-		$(84)	$-
Contingent consideration	-		-	(21,891)

September 30, 2025
Derivatives instruments	-		363	-
Contingent consideration	$-	$		$(22,571)

December 31, 2025
Derivatives instruments	$-		$197	$-
Contingent consideration	$-		$-	$(23,237)

During the nine months ended on September 30, 2026, there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

With respect to the Company’s commitment pursuant to the Saol APA to pay contingent consideration subject the achievement of sales thresholds, during the nine months ended on September 30, 2026, the fourth sales threshold was met and the Company paid a milestone payment in the amount of $3,000 thousands.

Note 6:- Subsequent events

a.	In parallel to legal proceedings held in Geneva, Switzerland, described in note 17h of the Company’s annual financial statements for the year ended December 31, 2025 included in the Company’s annual report on form 20F filed on March 11, 2026, between the Company and a third-party, and its affiliate, previously engaged to distribute the Company’s proprietary products in Russia and Ukraine (the “Distributor”), in May 2025, the Company initiated arbitration proceedings against the Distributor seeking recovery of outstanding amounts under the terminated distribution agreement totaling approximately $2.2 million, plus interest.

On February 2, 2026, the Company filed its statement of claim with the arbitrator and on April 14, 2026, the Distributor filed its statement of defense and counterclaim in which the Distributor introduced a counterclaim which corresponds to the $6.7 million claim raised by it in the Geneva proceedings. The Company responded to the Distributor’s counterclaim on August 4, 2026, and on October 13, 2026, the Distributor filed its statement of rejoinder and reply in which it maintained its position on all issues and increased its counterclaim to $15.5 million (from the $6.7 million previously claimed).

The Company plans to file its rejoinder on the counterclaim during the second part of November 2026, with a pre-hearing conference and the final hearing scheduled for late November 2026 and mid-December 2026, respectively.

Based on the assessment of the Company’s legal counsel, the Company believes that the counterclaim filed by the Distributor with the arbitrator has weak merits. To date, it is not possible to assess the prospects of the Geneva legal proceedings and the arbitration proceedings and any potential liabilities and impact on the Company’s business.

b.	On November 8, 2026, the Company’s Board of Directors declared a cash dividend of $0.14 per share on the Company’s ordinary shares, totaling approximately $8.0 million. The cash dividend will be paid on December 9, 2026, to shareholders of record at the close of business on November 19, 2026.